UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated February 16, 2012, announcing the Company's fourth quarter and year end 2011 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: February 17, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2011 RESULTS

ATHENS, Greece, February 16, 2012 - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping", or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the fourth quarter and year ended December 31, 2011.

Financial Highlights:
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2010	Quarter Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2011
Average Number of Vessels	13.1	10.3	12.1	11.5
Time Charter Equivalent rate (TCE rate) (1)	23,053	16,965	25,911	21,250
Net Revenue	27,116,176	15,990,199	111,700,109	86,907,967
EBITDA (1)	13,881,730	(262,924,233)	66,528,800	(242,005,707)
Adjusted EBITDA (1)	14,997,338	9,348,647	68,595,842	54,085,255
Net Income / (Loss)	2,297,481	(272,216,933)	22,895,280	(283,278,759)
Adjusted Net Income (1)	4,108,914	751,772	27,722,831	15,572,812
EPS basic and diluted	0.04	(4.52)	0.44	(4.76)
Adjusted EPS basic and diluted (1)	0.08	0.01	0.54	0.26

(1)
Please see the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income, Adjusted Net Income to Net Income and Adjusted Earnings Per Share to Earnings Per Share, the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Time Charter Coverage Update
Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years.

Assuming all charter counter parties fully perform under the terms of the charters, all exercisable optional periods under the charter parties are exercised and including our newbuilding vessels, the Company has secured under such contracts 94%, 73% and 35% of its fleet capacity in 2012, 2013 and 2014, respectively.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce our results for the full year 2011, which turned out to be a challenging one for the shipping industry. For 2011, our EBITDA was negative $242.0 million, while we reported net loss of $283.3 million. The main item that impacted our results was a non-cash impairment loss of $277.3 million, related to the write down to market value of the carrying amounts of seven of the Company's vessels. After adjusting for non-cash items, the Company reported adjusted EBITDA for the fiscal year of 2011 of $54.1 million, while our adjusted net income was $15.6 million, or 26 cents per share. For the fourth quarter of 2011, the Company reported adjusted EBITDA of $9.3 million and adjusted net income of $0.8 million, or 1 cent per share.

Mr. Bodouroglou continued, "Despite the continued decline in the chartering market, we managed to successfully re-charter our vessels that were redelivered, for sufficient durations in order to enhance our cash flow visibility during this challenging period. Currently we have fixed the majority of our revenue days in 2012 and 2013 and we believe we are sufficiently protected from any further deterioration in the market. Moreover, in the second quarter of 2011, Box Ships Inc., a former subsidiary of Paragon, successfully completed its IPO. Paragon currently owns 21.1% of Box Ship's shares, and therefore continues to benefit from diversified income. In addition, we utilized part of the cash received from the sale of four vessels during 2011 to repay debt and took the opportunity to amend several of our loan agreements, reducing our repayments for the coming quarters and softening the respective covenants."

Mr. Bodouroglou concluded, "Overall, during 2011, we exploited every opportunity to prepare ourselves for the deteriorating market conditions while at the same time preserving the Company's liquidity to the extent possible. That way we not only safeguard the Company, but also ensure that we remain in a strong position to take advantage of any opportunity that may develop."

Fourth Quarter 2011 Financial Results:
Gross time charter revenue for the fourth quarter of 2011 was $17.0 million, compared to $28.7 million for the fourth quarter of 2010. The Company reported net loss of $272.2 million, or $4.52 per basic and diluted share for the fourth quarter of 2011, calculated on 58,665,317 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the fourth quarter of 2010, the Company reported net income of $2.3 million, or $0.04 per basic and diluted share, calculated on 50,796,008 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the fourth quarter of 2011 was $0.8 million, or $0.01 per basic and diluted share, compared to adjusted net income of $4.1 million, or $0.08 per basic and diluted share for the fourth quarter of 2010.

EBITDA for the fourth quarter of 2011 was negative $262.9 million, compared to positive $13.9 million for the fourth quarter of 2010. EBITDA for the fourth quarter of 2011 was calculated by adding to net loss of $272.2 million, net interest expense and depreciation that, in the aggregate, amounted to $9.3 million. Adjusted EBITDA, excluding all non-cash items described below, was $9.3 million for the fourth quarter of 2011, compared to $15.0 million for the fourth quarter of 2010.

The Company operated an average of 10.3 vessels during the fourth quarter of 2011, earning a TCE rate of $16,965 per day, compared to an average of 13.1 vessels during the fourth quarter of 2010, earning an average TCE rate of $23,053 per day.

Total adjusted operating expenses for the fourth quarter of 2011 equaled $7.6 million, or approximately $8,036 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $1.1 million of share-based compensation for the period. For the fourth quarter of 2010, total adjusted operating expenses were $10.8 million, or approximately $8,921 per day, including the same items as mentioned above, but excluding $3.4 million of share-based compensation.

Currently, the Company owns approximately 21.1% of the outstanding common stock of Box Ships Inc. (NYSE:TEU), or Box Ships, a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships, an affiliate, is accounted for under the equity method and is separately reflected on Company's unaudited condensed consolidated balance sheet. For the fourth quarter of 2011, the Company recorded income of $1.2 million, representing its share of Box Ships' net income for the period. In the fourth quarter of 2011, we received a cash amount of $1.0 million representing dividend distributions from Box Ships.

Fourth Quarter 2011 Non-cash Items
The Company's results for the three months ended December 31, 2011 included the following non-cash items:

▪
Depreciation expense of $0.7 million, or $0.01 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increased the Company's depreciation expense (amortized over the remaining useful life of the vessel).

▪	Loss on sale of vessel of $0.4 million, or $0.01 per basic and diluted share, related to the sale of M/V Crystal Seas to an unrelated party.
▪
Impairment loss of $271.6 million, or $4.51 per basic and diluted share, relating to the write down to fair value of the carrying amount of six of the Company's vessels; the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas to fair values.

▪	An unrealized gain from interest rate swaps of $0.8 million, or $0.01 per basic and diluted share.
▪
Non-cash expenses of $1.1 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In total, these non-cash items decreased net income by $273.0 million, or $4.53 per basic and diluted share, for the three months ended December 31, 2011.

Discussion with Bank Lender
We are currently in discussion with one of our bank lenders since, as of December 31, 2011, we were not in compliance with the security cover ratio and the working capital requirement covenant, which requires $1.0 million working capital, contained in the respective agreement. As a result, we may be required to prepay indebtedness in the amount of $2.5 million or provide additional collateral to our lender in the form of cash or other property in the total amount of $2.8 million in order to eliminate the shortfall and comply with the security cover ratio covenant. A similar breach as at September 30, 2011 had been cured by the Company depositing $3.75 million as additional security. We are currently in discussions with our lender regarding our request to waive the respective covenants, including the working capital covenant, and amend the credit facility in order to be in a position to secure alternative refinancing before the loan becomes due in the fourth quarter of 2012.

Year ended December 31, 2011 Financial Results:
Gross time charter revenue for the year ended December 31, 2011, was $92.1 million, compared to $118.4 million for the year ended December 31, 2010. The Company reported net loss of $283.3 million, or $4.76 per basic and diluted share, for the year ended December 31, 2011, calculated on 57,937,918 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the year ended December 31, 2010, the Company reported net income of $22.9 million, or $0.44 per basic and diluted share, calculated on 49,812,716 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the year ended December 31, 2011, was $15.6 million, or $0.26 per basic and diluted share. Adjusted net income for the year ended December 31, 2010 was $27.7 million, or $0.54 per basic and diluted share.

EBITDA was negative $242.0 million for the year ended December 31, 2011, compared to positive $66.5 million for the year ended December 31, 2010. This was calculated by adding to net loss of $283.3 million for the year ended December 31, 2011, net interest expense and depreciation, that in the aggregate, amounted to $41.3 million for the year ended December 31, 2011. Adjusted EBITDA, excluding all non-cash items described below, was $54.1 million for the year ended December 31, 2011, compared to $68.6 million for the year ended December 31, 2010.

The Company operated an average of 11.5 vessels during the year ended December 31, 2011, earning an average TCE rate of $21,250 per day, compared to an average of 12.1 vessels during the year ended December 31, 2010, earning an average TCE rate of $25,911 per day.

Total adjusted operating expenses for the year ended December 31, 2011, were $32.9 million, or approximately $7,824 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $5.1 million of share-based compensation for the period. For the year ended December 31, 2010, total adjusted operating expenses were $33.9 million, or approximately $7,680 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $10.7 million of share-based compensation.

For the year ended December 31, 2011, the Company recorded $2.7 million income, representing its share of Box Ships' net income for the period. In 2011, we received a cash amount of $1.5 million representing dividend distributions from Box Ships.

Year ended December 31, 2011 Non-cash Items

The Company's results for the year ended December 31, 2011, included the following non-cash items:

▪
Depreciation expense of $2.8 million, or $0.05 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increased the Company's depreciation expense (amortized over the remaining useful life of the vessel).

▪
Impairment loss of $277.3 million, or $4.66 per basic and diluted share, relating to the write down to fair value of the carrying amount of seven of the Company's vessels; the M/V Crystal Seas, which was sold in November 2011, the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas.

▪	An unrealized gain from interest rate swaps of $1.5 million, or $0.03 per basic and diluted share, respectively.
▪
Loss on sale of vessels of $15.2 million, or $0.26 per basic and diluted share, related to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to Box Ships, and to the sale of M/V Crystal Seas to an unrelated third party.

▪
Non-cash expenses of $5.1 million, or $0.09 per basic and diluted share, relating to share based compensation to the management company amounting to $0.3 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $4.8 million.

In the aggregate, these non-cash items decreased net income by $298.9 million, which represents a $5.02 decrease in earnings per basic and diluted share, for the year ended December 31, 2011.

Cash Flows
For the year ended December 31, 2011, the Company generated net cash from operating activities of $45.5 million, compared to $60.6 million for the year ended December 31, 2010. For the year ended December 31, 2011, net cash from investing activities was $43.7 million and net cash used in financing activities was $109.4 million. For the year ended December 31, 2010, net cash used in investing activities was $142.2 million and net cash used in financing activities was $17.6 million.

Conference Call and Webcast:
The Company's management will host a conference call to discuss its fourth quarter and year ended December 31, 2011 results on February 17, 2012 at 8:30 am Eastern Time.

Conference Call details:
Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-317-6789 (USA) or +1-412-317-6789 (international) to access the call. A replay of the conference call will be available until February 24, 2012 and can be accessed by dialing 1-877-344-7529 (USA) or +1-412-317-0088 (international) and using access code 10010171.

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Company's website (www.paragonship.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece specializing in the transportation of drybulk cargoes. The Company's current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, Paragon Shipping entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013 and, as a result, will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt and two Containerships with a total carrying capacity of 9,600 TEU. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of February 16, 2012.

Operating Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Grand Total	10	704,772

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 604	Handysize	37,200	Q1 2012
Hull no. 605	Handysize	37,200	Q2 2012
Hull no. 612	Handysize	37,200	Q4 2012
Hull no. 625	Handysize	37,200	Q4 2012
Total Handysize	4	148,800

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of February 16, 2012.

Containership Newbuildings that we have agreed to acquire

Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	2013
Hull no. 657 (1)	4,800	56,500	2013
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2010	Quarter Ended December 31, 2011
FLEET DATA
Average number of vessels (1)	13.1	10.3
Available days for fleet (2)	1,169	922
Calendar days for fleet (3)	1,208	952
Fleet utilization (4)	97%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	23,053	16,965
Vessel operating expenses (6)	4,585	2,878
Drydocking expenses (7)	486	609
Management fees charged by a related party (8)	989	1,041
General and administrative expenses adjusted (9)	2,861	3,508
Total vessel operating expenses adjusted (10)	8,921	8,036

	Year Ended December 31, 2010	Year Ended December 31, 2011
FLEET DATA
Average number of vessels (1)	12.1	11.5
Available days for fleet (2)	4,295	4,054
Calendar days for fleet (3)	4,419	4,211
Fleet utilization (4)	97%	96%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	25,911	21,250
Time charter equivalent adjusted (5)	24,683	21,250
Vessel operating expenses (6)	4,520	4,279
Drydocking expenses (7)	596	694
Management fees charged by a related party adjusted (8)	920	1,076
General and administrative expenses adjusted (9)	1,644	1,775
Total vessel operating expenses adjusted (10)	7,680	7,824

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these adjustments provide additional information on the fleet operational results.
(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(8)
Daily management fees charged by a related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(9)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2010	Quarter Ended December 31, 2011
Time Charter Revenue	28,744,697	16,950,609
Voyage Expenses	(166,872)	(348,380)
Commissions	(1,628,521)	(960,410)
Net Revenue, net of voyage expenses	26,949,304	15,641,819
Total available days	1,169	922
Time Charter Equivalent	23,053	16,965

	Year Ended December 31, 2010	Year Ended December 31, 2011
Time Charter Revenue	118,382,601	92,093,426
Voyage Expenses	(412,849)	(759,987)
Commissions	(6,682,492)	(5,185,459)
Net Revenue, net of voyage expenses	111,287,260	86,147,980
Total available days	4,295	4,054
Time Charter Equivalent	25,911	21,250
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	118,382,601	92,093,426
Voyage Expenses	(412,849)	(759,987)
Commission	(6,682,492)	(5,185,459)
Net Revenue, net of voyage expenses	111,287,260	86,147,980
Amortization of Below Market Acquired Time Charters	(5,272,801)	-
Total Revenue, net of voyage expenses Adjusted	106,014,459	86,147,980
Total available days	4,295	4,054
Time Charter Equivalent Adjusted	24,683	21,250

PARAGON SHIPPING INC.
Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Year Ended December 31, 2010	Year Ended December 31, 2011
Cash and Cash Equivalents, beginning of period	133,960,178	34,787,935
Cash generated from / (used in):
Operating Activities	60,613,801	45,467,429
Investing Activities	(142,151,113)	43,673,793
Financing Activities	(17,634,931)	(109,365,640)
Net decrease in Cash and Cash Equivalents	(99,172,243)	(20,224,418)
Cash and Cash Equivalents, end of period	34,787,935	14,563,517

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended December 31, 2010	Quarter Ended December 31, 2011
Net Income / (Loss)	2,297,481	(272,216,933)
Plus Net Interest expense	2,635,111	1,636,818
Plus Depreciation	8,949,138	7,655,882
EBITDA	13,881,730	(262,924,233)
Adjusted EBITDA Reconciliation
Net Income / (Loss)	2,297,481	(272,216,933)
Non-cash depreciation due to below market acquired time charters	695,825	695,825
Impairment loss	-	271,587,148
(Gain) / loss on sale of vessel	(212,993)	396,233
Unrealized gain from interest rate swaps	(2,062,995)	(808,021)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	3,391,596	1,097,520
Adjusted Net Income	4,108,914	751,772
Plus Net Interest expense	2,635,111	1,636,818
Plus Depreciation, adjusted (2)	8,253,313	6,960,057
Adjusted EBITDA	14,997,338	9,348,647

	Year Ended December 31, 2010	Year Ended December 31, 2011
Net Income / (Loss)	22,895,280	(283,278,759)
Plus Net Interest expense	9,913,808	8,728,853
Plus Depreciation	33,719,712	32,544,199
EBITDA	66,528,800	(242,005,707)
Adjusted EBITDA Reconciliation
Net Income / (Loss)	22,895,280	(283,278,759)
Non-cash revenue and depreciation due to below market acquired time charters	(2,512,292)	2,760,609
Impairment loss	-	277,327,148
(Gain) / loss on sale of vessels	(475,483)	15,192,704
Unrealized gain from interest rate swaps	(2,872,337)	(1,517,932)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	10,687,663	5,089,042
Adjusted Net Income	27,722,831	15,572,812
Plus Net Interest expense	9,913,808	8,728,853
Plus Depreciation, adjusted (2)	30,959,203	29,783,590
Adjusted EBITDA	68,595,842	54,085,255

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by generally accepted accounting principles in the United States of America (U.S. GAAP) and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Quarter Ended December 31, 2010	Quarter Ended December 31, 2011
Net Income / (Loss)	2,297,481	(272,216,933)
Net Income / (Loss) attributable to non-vested share awards	104,912	(6,978,978)
Net Income / (Loss) available to common shareholders	2,192,569	(265,237,955)
Weighted average number of common shares basic and diluted	50,796,008	58,665,317
Earnings / (Loss) per common share basic and diluted	0.04	(4.52)
Reconciliation of Net Income to Adjusted Net Income
Net Income / (Loss)	2,297,481	(272,216,933)
Non-cash depreciation due to below market acquired time charters	695,825	695,825
Impairment loss	-	271,587,148
(Gain) / loss on sale of vessel	(212,993)	396,233
Unrealized gain from interest rate swaps	(2,062,995)	(808,021)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	3,391,596	1,097,520
Adjusted Net Income(1)	4,108,914	751,772
Adjusted Net Income attributable to non-vested share awards	187,629	19,274
Adjusted Net Income available to common shareholders	3,921,285	732,498
Weighted average number of common shares basic and diluted	50,796,008	58,665,317
Adjusted earnings per common share basic and diluted(1)	0.08	0.01

(1)
Adjusted Net Income and Adjusted earnings per share is not an item recognized by U.S. GAAP and should not be considered as an alternative to Net Income and Earnings per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income and Adjusted Earnings Per Share may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Year Ended December 31, 2010	Year Ended December 31, 2011
Net Income / (Loss)	22,895,280	(283,278,759)
Net Income / (Loss) attributable to non-vested share awards	849,650	(7,639,016)
Net Income / (Loss) available to common shareholders	22,045,630	(275,639,743)
Weighted average number of common shares basic and diluted	49,812,716	57,937,918
Earnings / (Loss) per common share basic and diluted	0.44	(4.76)
Reconciliation of Net Income to Adjusted Net Income
Net Income / (Loss)	22,895,280	(283,278,759)
Non-cash revenue and depreciation due to below market acquired time charters	(2,512,294)	2,760,609
Impairment loss	-	277,327,148
(Gain) / loss on sale of vessels	(475,483)	15,192,704
Unrealized gain from interest rate swaps	(2,872,337)	(1,517,932)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	10,687,663	5,089,042
Adjusted Net Income(1)	27,722,829	15,572,812
Adjusted Net Income attributable to non-vested share awards	1,028,802	419,943
Adjusted Net Income available to common shareholders	26,694,027	15,152,869
Weighted average number of common shares basic and diluted	49,812,716	57,937,918
Adjusted earnings per common share basic and diluted(1)	0.54	0.26

(1)
Adjusted Net Income and Adjusted earnings per share is not an item recognized by U.S. GAAP and should not be considered as an alternative to Net Income and Earnings per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income and Adjusted Earnings Per Share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and December 31, 2011
(Expressed in United States Dollars)
	December 31, 2010	December 31, 2011
Assets

Cash and restricted cash (current and non-current)	59,787,935	39,563,517
Other current assets	5,725,343	4,029,047
Vessels, net	695,148,227	268,608,363
Advances for vessel acquisitions and vessels under construction	58,460,129	63,450,706
Other fixed assets, net	231,745	510,042
Investment in affiliate	-	38,805,802
Loan to affiliate	-	15,000,000
Other non-current assets	1,922,631	2,106,460

Total Assets	821,276,010	432,073,937

Liabilities and Shareholders' Equity

Total debt	317,835,000	201,285,000
Total other liabilities	12,969,343	9,344,790
Total shareholders' equity	490,471,667	221,444,147

Total Liabilities and Shareholders' Equity	821,276,010	432,073,937

Unaudited Condensed Consolidated Statements of Operations
For the three months ended December 31, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	December 31, 2010	December 31, 2011
Revenue
Time charter revenue	28,744,697	16,950,609
Commissions	(1,628,521)	(960,410)
Net Revenue	27,116,176	15,990,199

Expenses / (Income)
Voyage expenses	166,872	348,380
Vessels operating expenses	5,539,101	2,739,654
Dry-docking expenses	586,802	579,798
Management fees charged by a related party	1,420,535	990,680
Depreciation	8,949,138	7,655,882
General and administrative expenses	6,621,259	4,437,292
Impairment loss	-	271,587,148
(Gain) / loss on sale of assets	(212,993)	396,233
Gain from vessel early redelivery	-	(916,780)
Operating Income / (Loss)	4,045,462	(271,828,088)

Other Income / (Expenses)
Interest and finance costs	(2,667,205)	(1,830,194)
Gain on derivatives	913,457	61,429
Interest income	32,094	193,376
Equity in net income of affiliate	-	1,174,854
Foreign currency (loss) / gain	(26,327)	11,690
Total Other Expenses, net	(1,747,981)	(388,845)
Net Income / (Loss)	2,297,481	(272,216,933)

Earnings / (Loss) per Class A common share, basic and diluted	$0.04	$(4.52)

Weighted average number of Class A common shares, basic and diluted	50,796,008	58,665,317

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Operations
For the year ended December 31, 2010 and 2011
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2011
Revenue
Time charter revenue	118,382,601	92,093,426
Commissions	(6,682,492)	(5,185,459)
Net Revenue	111,700,109	86,907,967

Expenses / (Income)
Voyage expenses	412,849	759,987
Vessels operating expenses	19,974,806	18,018,016
Dry-docking expenses	2,632,479	2,924,046
Management fees charged by a related party	4,292,291	4,780,500
Depreciation	33,719,712	32,544,199
General and administrative expenses	17,723,987	12,315,054
Impairment loss	-	277,327,148
(Gain) / loss on sale of assets / vessel acquisition option	(1,064,023)	15,192,704
Gain from vessel early redelivery	(113,338)	(1,947,947)
Operating Income / (Loss)	34,121,346	(275,005,740)

Other Income / (Expenses)
Interest and finance costs	(10,234,928)	(9,349,714)
Loss on derivatives	(2,611,920)	(2,340,418)
Interest income	321,120	620,861
Equity in net income of affiliate	-	2,749,866
Foreign currency gain	1,299,662	46,386
Total Other Expenses, net	(11,226,066)	(8,273,019)
Net Income / (Loss)	22,895,280	(283,278,759)

Earnings / (Loss) per Class A common share, basic and diluted	$0.44	$(4.76)

Weighted average number of Class A common shares, basic and diluted	49,812,716	57,937,918